Exhibit 99.2

Royal Dutch Shell plc

Three and six month periods ended June 30, 2007
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report

This report contains:

(1)	An Operational and Financial Review and Results of Operations with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, the “Shell Group”) for the three and six month periods ended June 30, 2007; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended June 30, 2007 and 2006.

In this report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.

This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 2006 20-F (available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, July 31, 2007. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2006 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

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Unaudited Condensed Interim Financial Report

Operational and Financial Review for the three and six month periods ended June 30, 2007

Presented under IFRS (unaudited)
$ million

	Three months		Six months
	ended June 30,		ended June 30,
	2007	2006	2007 2006
Income for the period	8,811	7,527	16,252	14,543
Income attributable to minority interest	144	203	304	326

Income attributable to shareholders of Royal Dutch Shell plc	8,667	7,324	15,948	14,217

THREE MONTHS ENDED JUNE 30, 2007
The Shell Group’s income for the three months ended June 30, 2007 was $8,811 million, an increase of 17% compared to 2006 reflecting higher earnings in all segments except Exploration & Production.

Exploration & Production
Segment earnings were $3,301 million compared to $3,999 million a year ago. Segment earnings included a net income of $153 million, reflecting a gain from a divestment of $226 million and a gain of $19 million related to the mark-to-market valuation of certain UK gas contracts, which were partly offset by tax charges of $92 million. Segment earnings for the second quarter 2006 included a combined net income of $304 million including the impacts of a Canadian tax rate change and income of $147 million related to the mark-to-market valuation of certain UK gas contracts.

Earnings, when compared to the second quarter 2006, were mainly impacted by lower volumes, tax impacts and higher costs, reflecting current industry conditions, partly offset by a divestment gain. In addition, higher depreciation charges and exploration expenses impacted earnings when compared to the second quarter 2006.

Liquids realisations were relatively flat when compared to a year ago, while marker crudes Brent and WTI were down 1% and 8%, respectively. Gas realisations were 2% lower than a year ago. Outside the USA gas realisations decreased by 4% whereas in the USA gas realisations increased by 6%.

Second quarter 2007 production was 3,178 thousand boe per day compared to 3,253 thousand boe per day a year ago. Total crude oil production (including oil sands) was up 1% and total natural gas production was down 6% when compared to the second quarter 2006. Second quarter 2007 production was impacted by lower demand in North West Europe as a consequence of the continued warm weather and lower production in Nigeria due to the security situation. In Nigeria, at the end of the quarter, 195 thousand boe per day (Shell share) of production remained shut-in due to the security situation mainly in the Western Delta. No firm date can be given for a return to full production, nor the rate of ramp-up to full production.

Production compared to the second quarter 2006 included volumes from new fields including Erha (Shell share 44%) in Nigeria, E8 and B12 (Shell share 50%) in Malaysia, Pohokura (Shell share 48%) in New Zealand, Enfield in Australia (Shell share 21%, indirect) and Changbei (Shell share 50%) in China.

Gas & Power
Segment earnings were $779 million compared to $513 million a year ago. Second quarter 2007 earnings included a gain from divestments of $247 million. Increased earnings resulting from higher LNG sales volumes and LNG dividends were partly offset by lower European marketing and trading results.

LNG equity sales volumes of 3.25 million tonnes were 14% higher than in the same quarter a year ago. The increase was mainly related to the Nigeria LNG venture (Shell interest 26%), as a result of increased feedgas supply.

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Unaudited Condensed Interim Financial Report

Oil Products
Segment earnings were $3,928 million compared to $3,017 million for the same period last year. The impact of price volatility on inventory had a positive impact on second quarter earnings of $992 million compared with $952 million in the second quarter of 2006.

Earnings for the second quarter 2007 included a gain from divestments of $205 million. Second quarter 2006 earnings included net charges of $65 million related to restructuring of employee retirement plans in France partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates.

Improved earnings reflected higher refining margins, improved marketing margins, higher trading contribution and divestment gains which were partly offset by higher operating and legal costs when compared to the second quarter 2006.

In Manufacturing, Supply and Distribution, industry refining margins in the USA and Europe remained strong and were higher than the same period a year ago. Refining margins in the East declined from levels in the second quarter of 2006. Refinery availability improved to 92.4% from 90.7% in the second quarter of 2006.

In Marketing, earnings increased compared to the same period a year ago mainly due to higher retail marketing margins and continued strong lubricants margins.

Marketing sales volumes declined 1.9% compared to volumes in the second quarter of 2006. Excluding the impact of divested volumes (1.9%) and rationalised B2B volumes (0.7%), volumes were some 0.7% higher.

Chemicals
Segment earnings were $626 million compared to $446 million for the same period last year. 2006 segment earnings included net charges of $30 million related to restructuring of employee retirement plans in France partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates.

Earnings reflected improved margins and higher profits from equity accounted investments, which were partly offset by higher operating costs when compared to the same quarter in 2006. Sales volumes declined mainly as a consequence of a reduction in sales of lower margin products, including aromatics trading. Chemicals manufacturing plant availability remained strong at 92.6%, some 2% points lower than in the second quarter 2006.

Corporate
Segment earnings were $177 million, including a net income of $55 million on the sale of properties in the United Kingdom, compared to a loss of $448 million for the same period last year. Second quarter 2006 earnings included a $500 million provision in respect of the putative shareholder class actions filed in the United States District Court for the District of New Jersey relating to the 2004 recategorisation of certain hydrocarbon reserves.

Earnings reflected higher insurance underwriting income and improved net interest income, partly offset by higher corporate costs when compared to the second quarter 2006.

SIX MONTHS ENDED JUNE 30, 2007

The Shell Group’s income for the six months ended June 30, 2007 was $16,252 million, an increase of 12% compared to 2006 reflecting higher earnings in all segments except Exploration & Production.

Exploration & Production
Segment earnings of $6,809 million were 12% lower than the $7,742 million earnings in the comparative period of 2006, mainly reflecting lower production volumes and oil and gas prices, higher costs, reflecting current industry conditions and increased pre-development activity levels, partially offset by divestment gains. Segment earnings included income of $257 million mainly from gains from divestments of $352 million, partially offset by tax charges of $92 million. Segment earnings in the comparative period of 2006 included net income of $417 million mainly from a net gain of $113 million in respect of certain UK gas contracts, the impact of Canadian tax revisions and the resolution of certain contractual issues.

Liquid realisations were 3% lower than a year ago, compared to a decrease in Brent of 4% and WTI of 8%. Outside the USA gas realisations decreased by 3%. In the USA, gas realisations decreased by 11% compared to an increase in Henry Hub of 3%.

Hydrocarbon production was 3,343 thousand boe per day, 4% lower than a year ago (3,498 thousand boe per day).

Production in the first six months of 2007 compared to 2006 was impacted by lower demand in North West Europe as a consequence of warmer weather and lower production in Nigeria due to the security situation.

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Unaudited Condensed Interim Financial Report

Gas & Power
Gas & Power segment earnings were $1,582 million compared to $1,273 million a year ago. Earnings included net gains of $286 million related to divestments and a charge related to gas contracts mark-to-market valuation. Increased earnings resulting from higher Liquefied Natural Gas (LNG) sales volumes and LNG dividends were partly offset by lower marketing and trading results.

LNG equity sales volumes of 6.55 million tonnes were 12% higher than a year ago. The increase was mainly related to the Nigeria LNG venture (Shell interest 26%), as a result of increased feedgas supply.

Oil Products
Segment earnings were $5,730 million compared to $5,120 million for the same period last year. The impact of price volatility on inventory had a positive impact on earnings of $1,306 million compared with $1,722 million for the same period last year.

Earnings included a net gain of $29 million resulting from divestments partially offset by impairment of certain assets. Earnings in the first half of 2006 included net charges of $65 million related to restructuring of employee retirement plans in France, partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates.

Improved earnings reflected higher refining margins, improved marketing margins, higher trading contribution and divestment gains, which were partly offset by impairment of certain assets, higher operating and legal costs when compared to the first half of 2006.

In Manufacturing, Supply and Distribution, industry refining margins remained strong and were higher than the same period a year ago. Refinery availability declined to 89.0% from 90.3% when compared to the first half of 2006.

In Marketing, earnings increased compared to the first half of 2006 mainly due to higher retail marketing margins and continued strong lubricants margins.

Marketing sales volumes declined 3.2% compared to volumes in the first half of 2006. This includes the impact of divested volumes (2.1%) and rationalised B2B volumes (0.7%).

Chemicals
Segment earnings were $1,153 million compared to $629 million for the same period last year. Earnings in the first half year of 2006 included net charges of $30 million related to restructuring of employee retirement plans in France partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates.

Earnings reflected improved margins and higher profits from equity accounted investments, partly offset by higher fixed costs. Earnings from equity accounted investments included fully operational results from the Nanhai petrochemicals complex in China (Shell share 50%), which started up during the first quarter 2006 and was still ramping up production rates in the second quarter of 2006.

The decline in sales volumes mainly reflected a reduction in sales of lower margin products, including aromatics trading, as well as the marketing impact of planned turnaround activities in the Middle East in the first quarter of 2007. Chemicals manufacturing plant availability remained strong at 91.6%, some 2% points lower than in the same period last year.

Corporate
Segment earnings were $978 million compared to a loss of $221 million a year ago. Corporate segment earnings included a gain on the sale of the equity portfolio held by the Group insurance companies of $404 million compared to the recognition of a $500 million provision in respect of litigation a year ago. Earnings reflected higher insurance underwriting income and improved net interest income, partly offset by higher corporate costs when compared to a year ago.

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Unaudited Condensed Interim Financial Report

PORTFOLIO DEVELOPMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2007

Exploration & Production
In China, Shell and PetroChina started commercial production and gas delivery from the Changbei gas field.

In New Zealand, Shell delivered first offshore gas from the Pohokura field in the first quarter of 2007. This follows the delivery of onshore gas achieved in September 2006.

Shell sold 45% of the newly created Shell Technology Ventures Fund 1 BV (STV), an energy technology fund, to Coller Capital. Shell will remain the majority shareholder in the fund, which will focus on investing in non-exclusive Shell and third party exploration and production technologies.

In the United Kingdom, the Group announced its intention to sell its equity interests in a number of northern North Sea assets.

The Group completed the disposal to OAO Gazprom of a 50% stake (plus 1 share) in the Sakhalin project in Russia. In addition, the Ministry of Natural Resources of the Russian Federation announced its approval of the revised Environmental Action Plan.

During the first half of 2007, the Group made four material exploration discoveries, with two in Australia and further discoveries in Nigeria and Malaysia. The Group also significantly increased its overall acreage position with new exploration licences in Australia and the USA.

Gas & Power
In Australia, the North West Shelf venture (Shell direct and indirect interest, 22%) completed the renewal of long-term LNG purchase commitments with eight Japanese customers, totaling 4.3 million tonnes per annum over 6 to 8 years as from 2009.

In South America, the Group signed an agreement for the sale of certain gas transportation and power generation assets in Bolivia and Brazil. The transaction is expected to close before year-end, pending regulatory approvals.

In the USA, the sale of the Group’s participation in Enterprise Product Partners L.P., a natural gas processing company, was concluded mainly through private placement sales.

Oil Products
In the USA, Shell completed the transaction to sell the Los Angeles Refinery, Wilmington Products Terminal and approximately 250 retail sites and supply agreements in and around Los Angeles and San Diego to Tesoro Corporation.

Shell completed the sale of its LPG businesses in Bulgaria, the Czech Republic, Germany, Spain and Switzerland. The sale of the LPG business in Romania, which is subject to regulatory approval, is expected to close later this year.

Shell announced a strategic review of the Petit-Couronne and Reichstett-Vendenheim refineries and the Berre-l’Etang refinery site complex in France, with a combined capacity of around 300 thousand barrels per day (Shell share 100%), and the Yabucoa petrochemical feedstock refinery in Puerto Rico, which has a capacity of 79 thousand barrels per day (Shell share 100%).

In Ukraine, Shell and OJSC Alliance Group announced a commitment to establish a joint venture to operate 150 Shell branded retail sites. Shell will have a 51% share of the joint venture. Start-up of operations is subject to fulfilment of certain conditions and regulatory approval.

In Malaysia, the Group signed an agreement for the acquisition of 100 per cent of shares in the wholly-owned subsidiary of ConocoPhillips, Conoco Jet, comprising 44 ProJet branded retail service stations and 14 vacant land sites in the key growth markets of Malaysia.

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Unaudited Condensed Interim Financial Report

LIQUIDITY AND CAPITAL RESOURCES

Three months ended June 30, 2007
Cash flow provided by operating activities in the three month period to June 30, 2007 was $8.8 billion compared to $7.8 billion a year ago.

Capital investment[A] for the three months ended June 30, 2007 was $5.8 billion of which $4.7 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period of 2006 was $7.1 billion (including the minority share of Sakhalin) of which $6.2 billion was invested in the Exploration & Production and Gas & Power segments. This included in the $2.2 billion oil sands acquisition of BlackRock Ventures Inc. in Canada by Shell Canada in the second quarter of 2006.

Gross proceeds from divestments in the three month period to June 30, 2007 were $6.3 billion compared to $0.2 billion a year ago. Divestments in this quarter primarily related to the divestment to OAO Gazprom of a 50% stake (plus 1 share) in the Sakhalin project in Russia and the sale of the Los Angeles Refinery, Wilmington Products Terminal and approximately 250 retail sites and supply agreements in and around Los Angeles and San Diego to Tesoro Corporation.

Dividends of $0.36 per share were declared on July 26, 2007 in respect of the second quarter. These dividends are payable on September 12, 2007. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for additional information on the dividend access mechanism.

During the second quarter 2007 $0.9 billion or 0.4% of Royal Dutch Shell shares were bought back for cancellation.

Six months ended June 30, 2007
Cash flow provided by operating activities in the six month period to June 30, 2007 was $20 billion compared to $15.7 billion a year ago.

Cash and cash equivalents amounted to $15.1 billion at the end of the period (2006: $11.8 billion). Total short and long-term debt amounted to $17.5 billion (2006: $14.6 billion).

Capital investment[A] for the six months ended June 30, 2007 was $11.8 billion (including the minority share of Sakhalin) of which $9.7 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period of 2006 (including the minority share of Sakhalin) was $11.3 billion of which $9.7 billion was invested in the Exploration & Production and Gas & Power segments.

In the six months ended Jun 30, 2007 the Group has paid cash of $7.1 billion for the acquisition of the shares in Shell Canada that it did not already own. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc, with effect of the second quarter 2007, reflect some $7.1 billion decrease in shareholders equity, causing a $1,639 million decrease in minority interest, being the book value of the item acquired, with the excess of the purchase price over the book value of $5,445 million being taken to retained earnings. Partially offsetting the cash flow impact of the Shell Canada acquisition were increases in other minority interests.

Gross proceeds from divestments in the six month period to June 30, 2007 were $6.7 billion compared to $0.7 billion a year ago. Dividends of $0.36 per share were declared on May 3, 2007 and July 26, 2007 totaling $0.72 per share in respect of the first and second quarters.

During the first half of 2007 $1.4 billion or 0.6% of Royal Dutch Shell shares were bought back for cancellation.

[A] Capital investment includes capital expenditure (adjusted for non-cash items and the pre-funding of working capital within jointly controlled assets), investments in equity accounted investments and exploration expense (excluding depreciation and release of currency translation differences).

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Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc

Three and six month periods ended June 30, 2007
Unaudited Condensed Consolidated Interim Financial Statements

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Unaudited Condensed Interim Financial Report

Condensed Consolidated Statement of Income
$ million

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Revenue[A]	84,896	83,127	158,376	159,091
Cost of sales	68,715	67,838	129,381	129,760

Gross profit	16,181	15,289	28,995	29,331
Selling, distribution and administrative expenses	4,120	4,429	7,898	7,842
Exploration	450	250	722	531
Share of profit of equity accounted investments	2,138	1,829	3,946	3,652
Net finance costs and other (income)/expense	(477)	47	(1,378)	(108)

Income before taxation	14,226	12,392	25,699	24,718
Taxation	5,415	4,865	9,447	10,175

Income from continuing operations	8,811	7,527	16,252	14,543
Income/(loss) from discontinued operations	–	–	–	–

Income for the period	8,811	7,527	16,252	14,543

Income attributable to minority interest	144	203	304	326

Income attributable to shareholders of Royal Dutch Shell plc	8,667	7,324	15,948	14,217

 $

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Basic earnings per share (see Note 4)	1.38	1.13	2.54	2.19
Continuing operations	1.38	1.13	2.54	2.19
Discontinued operations	–	–	–	–
Diluted earnings per share (see Note 4)	1.38	1.13	2.53	2.18
Continuing operations	1.38	1.13	2.53	2.18
Discontinued operations	–	–	–	–

[A] Revenue is stated after deducting sales taxes, excise duties and similar levies of $18,993 million in the second quarter 2007 ($36,298 million cumulatively) and $17,984 million in the second quarter 2006 ($34,693 million cumulatively).

The Notes on pages 12 to 25 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Unaudited Condensed Interim Financial Report

Condensed Consolidated Balance Sheet
$ million

	June 30, 2007	Dec 31, 2006
ASSETS
Non-current assets
Intangible assets	5,126	4,808
Property, plant and equipment	90,584	100,988
Investments:
equity accounted investments	27,185	20,740
financial assets	2,954	4,493
Deferred tax	3,108	2,968
Pre-paid pension costs	4,772	3,926
Other	5,548	5,468

	139,277	143,391
Current assets
Inventories	26,497	23,215
Accounts receivable	60,649	59,668
Cash and cash equivalents	15,117	9,002

	102,263	91,885

Total assets	241,540	235,276

LIABILITIES
Non-current liabilities
Debt	12,236	9,713
Deferred tax	13,159	13,094
Retirement benefit obligations	6,282	6,096
Other provisions	10,877	10,355
Other	3,784	4,325

	46,338	43,583
Current liabilities
Debt	5,266	6,060
Accounts payable and accrued liabilities	61,978	62,556
Taxes payable	11,214	6,021
Retirement benefit obligations	324	319
Other provisions	2,076	1,792
	80,858	76,748

Total liabilities	127,196	120,331

EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	112,621	105,726
Minority interest	1,723	9,219

Total equity	114,344	114,945

Total liabilities and equity	241,540	235,276

The Notes on pages 12 to 25 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Unaudited Condensed Interim Financial Report

Condensed Consolidated Statement of Changes in Equity
$ million

Equity attributable to shareholders of Royal Dutch Shell plc

	Ordinary share capital	Treasury shares	Other reserves [A]	Retained earnings	Total	Minority interest	Total equity
At January 1, 2007	545	(3,316)	8,820	99,677	105,726	9,219	114,945
Income/(expense) recognised directly in equity	–	–	1,397	–	1,397	(101)	1,296
Income for the period	–	–	–	15,948	15,948	304	16,252
Total recognised income/(expense) for the period	–	–	1,397	15,948	17,345	203	17,548
Capital contributions from minority shareholders					–	819	819
Acquisition of Shell Canada[B]	–	–	–	(5,445)	(5,445)	(1,639)	(7,084)
Sakhalin partial divestment[B]	–	–	–	–	–	(6,711)	(6,711)
Other changes in minority interest	–	–	–	7	7	(49)	(42)
Dividends paid	–	–	–	(4,400)	(4,400)	(119)	(4,519)
Treasury shares: net sales/(purchases) and dividends received		552	–	–	552	–	552
Shares repurchased for cancellation	(3)	–	3	(1,386)	(1,386)	–	(1,386)
Share-based compensation	–	–	222	–	222	–	222
At June 30, 2007	542	(2,764)	10,442	104,401	112,621	1,723	114,344

At January 1, 2006	571	(3,809)	3,584	90,578	90,924	7,000	97,924
Income/(expense) recognised directly in equity	–	–	2,438	–	2,438	76	2,514
Income for the period	–	–	–	14,217	14,217	326	14,543
Total recognised income/(expense) for the period	–	–	2,438	14,217	16,655	402	17,057
Capital contributions from minority shareholders	–	–	–	–	–	823	823
Effect of Unification	–	–	154		154	–	154
Dividends paid	–	–	–	(3,929)	(3,929)	(205)	(4,134)
Treasury shares: net sales/(purchases) and dividends received		226	–	–	226	–	226
Shares repurchased for cancellation	(15)	–	15	(4,010)	(4,010)	–	(4,010)
Share-based compensation	–	–	193	–	193	–	193
At June 30, 2006	556	(3,583)	6,384	96,856	100,213	8,020	108,233

[A] See Note 2.
[B] See Note 3.

The Notes on pages 12 to 25 are an integral part of these Consolidated Financial Statements.

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Unaudited Condensed Interim Financial Report

Condensed Consolidated Statement of Cash Flows
$ million

	Six months ended June 30,
	2007	2006
Cash flow from operating activities:
Income for the period	16,252	14,543
Adjustment for:
Current taxation	9,727	9,778
Interest (income)/expense	328	353
Depreciation, depletion and amortisation	6,498	5,944
(Profit)/loss on sale of assets	(1,495)	(193)
Decrease/(increase) in net working capital	(2,103)	(5,255)
Share of profit of equity accounted investments	(3,946)	(3,652)
Dividends received from equity accounted investments	3,106	2,616
Deferred taxation and other provisions	62	1,481
Other	(1,123)	(18)
Cash flow from operating activities (pre-tax)	27,306	25,597
Taxation paid	(7,277)	(9,939)
Cash flow from operating activities	20,029	15,658
Cash flow from investing activities:
Capital expenditure	(11,013)	(10,449)
Investments in equity accounted investments	(689)	(408)
Proceeds from sale of assets	6,650	717
Proceeds from sale of equity accounted investments	394	44
Proceeds from sale of/(additions to) financial assets	1,140	(11)
Interest received	580	474
Cash flow from investing activities	(2,938)	(9,633)
Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	(844)	683
Other debt:
New borrowings	4,396	1,882
Repayments	(1,887)	(1,058)
Interest paid	(641)	(622)
Change in minority interest	(6,695)	783
Net issue/(repurchase) of shares	(1,386)	(3,856)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(4,400)	(3,929)
Minority interest	(119)	(205)
Treasury shares: net sales/(purchases) and dividends received	552	226
Cash flow from financing activities	(11,024)	(6,096)
Currency translation differences relating to cash and cash equivalents	48	115
Increase/(decrease) in cash and cash equivalents	6,115	44
Cash and cash equivalents at January 1	9,002	11,730
Cash and cash equivalents at June 30	15,117	11,774

The Notes on pages 12 to 25 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Notes to the Condensed Consolidated Interim Financial Statements

1. Basis of preparation

These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell and its subsidiaries (collectively known as the “Shell Group”, “Group” or “Group Companies”) are prepared on the same basis as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2006 (pages 108 to 112) as filed with the Securities and Exchange Commission.

With effect from the first quarter 2007, Wind and Solar are reported within the Gas & Power segment and all other activities within Other industry segments are reported within the Corporate segment. Prior period financial statements have been reclassified accordingly.

Purchases of minority interest in Group companies, and disposals of shares in Group companies whilst retaining control, are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Group share of equity.

The three and six month periods ended June 30, 2007 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell and its consolidated subsidiaries have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

2. Other reserves
$ million

	Merger reserve [A]	Capital redemption reserve	Share premium reserve	Share plan reserve	Other	Total

At January 1, 2007	3,444	39	154	736	4,447	8,820
Cumulative currency translation differences	–	–	–	–	2,218	2,218
Unrealised gains/(losses) on securities	–	–	–	–	(738)	(738)
Unrealised gains/(losses) on cash flow hedges	–	–	–	–	(83)	(83)

Income/(expense) recognised directly in equity	–	–	–	–	1,397	1,397
Share repurchased for cancellation	–	3	–	–	–	3
Share-based compensation	–	–	–	222	–	222

At June 30, 2007	3,444	42	154	958	5,844	10,442

At January 1, 2006	3,444	13	–	351	(224)	3,584
Cumulative currency translation differences	–	–	–	–	2,059	2,059
Unrealised gains/(losses) on securities	–	–	–	–	271	271
Unrealised gains/(losses) on cash flow hedges	–	–	–	–	108	108

Income/(expense) recognised directly in equity	–	–	–	–	2,438	2,438
Effect of Unification	–	–	154	–	–	154
Share repurchased for cancellation	–	15	–	–	–	15
Share-based compensation	–	–	–	193	–	193

At June 30, 2006	3,444	28	154	544	2,214	6,384

[A] The merger reserve was established as, in 2005, Royal Dutch Shell plc (“Royal Dutch Shell”) became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former public parent companies of the Group. It relates primarily to the difference between the nominal value of Royal Dutch Shell plc shares issued and the nominal value of Royal Dutch Petroleum Company and Shell Transport and Trading Company Limited shares received.

Royal Dutch Shell plc 12
Unaudited Condensed Interim Financial Report

3. Equity
Consistent with the accounting policies disclosed in Note 1, the acquisition of the minority interest in Shell Canada in 2007 was accounted for as a transaction between shareholders with the impact reflected in the equity section of the balance sheet. The Group has paid cash of $7.1 billion for shares in Shell Canada that it did not already own. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc, with effect of the second quarter 2007, reflect some $7.1 billion decrease in shareholders equity, causing a $1,639 million decrease in minority interest, being the book value of the item acquired, with the excess of the purchase price over the book value of $5,445 million being taken to retained earnings. In addition to the share purchase price, $0.4 billion of Shell Canada share options were exchanged for a corresponding amount of Royal Dutch Shell plc share options.

On April 18, 2007, Royal Dutch Shell completed the Sale and Purchase agreement with OAO Gazprom for the transfer of 50% of its shares in Sakhalin Energy Investment Company Ltd, representing 27.5% of the total outstanding shares, for a sales price of $4.1 billion. As of the end of the first quarter 2007, 100% of the Sakhalin project net assets of approximately $15 billion were presented in the Group balance sheet, offset by a minority interest of $6.7 billion representing the partners 45% interest in the project. Upon completion of this transaction, the consolidated financial statements of Royal Dutch Shell plc as at June 30, 2007 no longer include the separate assets, liabilities and associated minority interest of the Sakhalin project and resulted in a net gain of $0.2 billion which is included in the income statement. The Group’s net asset position in the project is now accounted for as a single line item equity accounted investment.

4. Earnings per share
Basic earnings per share amounts are calculated by dividing the income attributable to the shareholders of Royal Dutch Shell plc for the period by the weighted average number of Class A and B shares outstanding during the period.

The diluted earnings per share is based on the same income figures. The weighted average number of shares outstanding during the period is adjusted for the number of shares related to share option schemes.

Earnings per share are identical for Class A and Class B shares.

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Income attributable to shareholders of Royal Dutch Shell plc ($ million)
Total	8,667	7,324	15,948	14,217
Continuing operations	8,667	7,324	15,948	14,217
Discontinued operations	–	–	–	–
Basic weighted average number of ordinary shares	6,281,729,128	6,457,550,821	6,284,367,046	6,483,528,611
Diluted weighted average number of ordinary shares	6,303,110,809	6,483,144,678	6,303,195,713	6,508,603,701

5. Information by business segment

With effect from the first quarter 2007, Wind and Solar are reported within the Gas & Power segment and all other activities within Other industry segments are reported within the Corporate segment. Prior period financial statements have been reclassified accordingly.

Three months ended June 30, 2007
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Eliminations	Total
Revenue
third party	3,791	3,303	67,528	10,267	7		84,896
inter-segment	9,344	283	879	1,200	—	(11,706)	—

Total	13,135	3,586	68,407	11,467	7	(11,706)	84,896

Segment result	6,749	71	4,265	606	(80)		11,611
Share of profit of equity accounted investments	659	428	874	167	10		2,138
Net finance costs and other (income)/expense							(477)
Taxation							5,415
Income from continuing operations							8,811
Income from discontinued operations	—	—	—	—	—		—

Income for the period							8,811

Royal Dutch Shell plc 13
Unaudited Condensed Interim Financial Report

Three months ended June 30, 2006
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Eliminations	Total
Revenue
third party	4,530	3,564	65,409	9,501	123		83,127
inter-segment	8,195	281	739	1,265	—	(10,480)	—

Total	12,725	3,845	66,148	10,766	123	(10,480)	83,127
Segment result	7,313	162	3,315	477	(657)		10,610
Share of profit of equity accounted investments	720	351	699	105	(46)		1,829
Net finance costs and other (income)/expense							47
Taxation							4,865
Income from continuing operations							7,527
Income from discontinued operations	—	—	—	—	—		—

Income for the period							7,527

Six months ended June 30, 2007
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Eliminations	Total
Revenue
third party	7,055	7,536	124,780	18,965	40		158,376
inter-segment	18,292	535	1,486	2,123	—	(22,436)	—

Total	25,347	8,071	126,266	21,088	40	(22,436)	158,376
Segment result	12,744	164	6,581	1,015	(129)		20,375
Share of profit of equity accounted investments	1,572	848	1,191	355	(20)		3,946
Net finance costs and other (income)/expense							(1,378)
Taxation							9,447
Income from continuing operations							16,252
Income from discontinued operations	—	—	—	—	—		—

Income for the period							16,252

Six months ended June 30, 2006
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Eliminations	Total
Revenue
third party	7,973	8,507	124,393	17,921	297		159,091
inter-segment	17,125	777	1,400	2,411	—	(21,713)	—

Total	25,098	9,284	124,793	20,332	297	(21,713	159,091
Segment result	14,758	573	5,692	681	(746)		20,958
Share of profit of equity accounted investments	1,697	720	1,140	146	(51)		3,652
Net finance costs and other (income)/expense							(108)
Taxation							10,175
Income from continuing operations							14,543
Income from discontinued operations	—	—	—	—	—		—

Income for the period							14,543

Royal Dutch Shell plc 14
Unaudited Condensed Interim Financial Report

The information above is provided in accordance with IAS 14 Segment Reporting. Operating segment results are appraised by management on the basis of income including equity accounted investments and certain net finance costs and other (income)/expense and after tax, and this forms the basis of the discussion of segment results in the Operational and Financial Review (OFR). The table below reconciles the foregoing segment information to the information used for management reporting and is consistent with how the information will be presented in the Shell Group’s annual Financial Statements to comply with SFAS 131.

Income for the period by segment – Three months ended June 30, 2007
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Total
Segment result – IAS 14	6,749	71	4,265	606	(80)	11,611
Share of profit of equity accounted investments	659	428	874	167	10	2,138
Net finance costs and other (income)/expense	112	(417)	(15)	15	(172)	(477)
Taxation	3,995	137	1,226	132	(75)	5,415

Segment result – OFR	3,301	779	3,928	626	177	8,811

Income for the period by segment – Three months ended June 30, 2006
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Total
Segment result – IAS 14	7,313	162	3,315	477	(657)	10,610
Share of profit of equity accounted investments	720	351	699	105	(46)	1,829
Net finance costs and other (income)/expense	85	(52)	2	4	8	47
Taxation	3,949	52	995	132	(263)	4,865

Segment result – OFR	3,999	513	3,017	446	(448)	7,527

Income for the period by segment – Six months ended June 30, 2007
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Total
Segment result – IAS 14	12,744	164	6,581	1,015	(129)	20,375
Share of profit of equity accounted investments	1,572	848	1,191	355	(20)	3,946
Net finance costs and other (income)/expense	222	(738)	(22)	17	(857)	(1,378)
Taxation	7,285	168	2,064	200	(270)	9,447

Segment result – OFR	6,809	1,582	5,730	1,153	978	16,252

Income for the period by segment – Six months ended June 30, 2006
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Total
Segment result – IAS 14	14,758	573	5,692	681	(746)	20,958
Share of profit of equity accounted investments	1,697	720	1,140	146	(51)	3,652
Net finance costs and other (income)/expense	167	(150)	18	7	(151)	(108)
Taxation	8,546	170	1,694	191	(425)	10,175

Segment result – OFR	7,742	1,273	5,120	629	(221)	14,543

Royal Dutch Shell plc 15
Unaudited Condensed Interim Financial Report

6. Ordinary share capital
$ million

	June 30, 2007	Dec 31, 2006
Allotted, called up and fully paid
Class A ordinary shares	309	312
Class B ordinary shares	233	233
Sterling deferred	–	–

	542	545

The number of shares outstanding at June 30, 2007 and December 31, 2006, were as follows:

	June 30, 2007	December 31, 2006
Shares of €0.07 each
Class A	3,659,533,000	3,695,780,000
Class B	2,759,360,000	2,759,360,000
Shares of £1 each
Sterling deferred	50,000	50,000

7. Legal proceedings update

Groundwater contamination
Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. There are approximately 76 pending suits by such plaintiffs that asserted claims against SOC and many other defendants (including major energy and refining companies). Although the complaints in 45 of these cases did not specify an amount of monetary damages sought, the plaintiffs in 31 of these lawsuits did include in their complaints as of that date quantified damage claims (which are alleged against more than 60 defendants and not SOC individually), including approximately $l.74 billion of compensatory damages in aggregate and approximately $5.25 billion of punitive damages in aggregate. The damages claimed solely represent amounts set forth by plaintiffs in lawsuits. Management of Shell considers the amounts claimed in these pleadings to be highly speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that may be ultimately incurred, for the reasons described below. Therefore, no financial provisions have been established for these claims.

The reasons for this determination can be summarised as follows:

•	While the majority of the cases have been consolidated for pre-trial proceedings in the United States District Court for the Southern District of New York, there are many cases pending in other jurisdictions throughout the US. The basis for federal jurisdiction for the consolidated cases was challenged in the United States Court of Appeals for the Second Circuit, and that court has rejected certain grounds for federal jurisdiction. Accordingly, some of the consolidated cases will be remanded to their state courts of origin. Other grounds for federal jurisdiction exist for some of the remaining consolidated cases. Most of the cases are at a preliminary stage. In many matters, little discovery has been taken and many critical substantial legal issues remain unresolved. Additionally, given the pendency of cases in varying jurisdictions, there may be inconsistencies in the determinations made in these matters.

•	There are significant unresolved legal questions relating to claims asserted in this litigation. There are also significant unresolved legal questions relating to whether punitive damages are available for products liability claims or, if available, the manner in which they might be determined.

•	There are significant issues relating to the allocation of any liability among the defendants. Virtually all of the oxygenate additives cases involve multiple defendants including most of the major participants in the retail gasoline marketing business in the regions involved in the pending cases. The basis on which any potential liability may be apportioned among the defendants in any particular pending case cannot yet be determined.

For these reasons, Shell management is not currently able to estimate a range of reasonably possible losses or minimum loss for this litigation relating to oxygenate additives; however, Shell management does not currently believe that the outcome of the oxygenate-related litigation pending as of July 30, 2007 will have a material impact on Shell’s financial condition, although such resolutions could have a significant effect on results for the period in which they are recognised.

Royal Dutch Shell plc 16
Unaudited Condensed Interim Financial Report

Dibromochloropropane (DBCP) exposure
A $490 million judgment in favour of 453 plaintiffs in a consolidated matter that had once been nine individual cases was rendered in 2002 by a Nicaraguan court jointly against SOC and three other named defendants (not affiliated with SOC), based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (“DBCP”), a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides that unless a deposit of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims would be submitted to the US courts. In SOC’s case the deposit would have been between $19 million and $20 million (based on an exchange rate between 15 and 16 cordobas per dollar). SOC chose not to make this deposit. The Nicaraguan courts did not, however, give effect to the provision of Special Law 364 that requires submission of the matter to the US courts.

Instead, the Nicaraguan court entered judgment against SOC and the other defendants. Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua. Shell is aware of nine additional Nicaraguan judgments that have been entered in the collective amount of approximately $1.2 billion in favour of 2,358 plaintiffs jointly against Shell Chemical Company and three other named defendants (not affiliated with Shell Chemical Company) under facts and circumstances almost identical to those relating to the judgment described above. Appeals have been perfected in these nine additional cases. Additional judgments are anticipated.

a)	SOC filed a declaratory judgment action seeking ultimate adjudication of the non-enforceability of the first Nicaraguan judgment in the United States District Court for the Central District of California. This district court granted summary judgment in favour of SOC, finding that the Nicaraguan court did not have jurisdiction to enter judgment against SOC and that the judgment is unenforceable in the US. The Nicaraguan plaintiffs did not appeal. It is the opinion of Shell management that Nicaraguan DBCP judgments are unenforceable in a US court.

b)	Several requests for Exequatur were filed in 2004 with the Tribunal Suprema de Justicia (the Venezuelan Supreme Court) to enforce Nicaraguan judgments. The petitions imply that judgments can be satisfied with assets of Shell Venezuela, S.A., which was neither a party to the Nicaraguan judgment nor a subsidiary of SOC, against whom the Exequatur was filed. The petitions are pending before the Tribunal Suprema de Justicia.

No financial provisions have been established for these judgments or related claims because it is Shell’s opinion that these judgments were entered in violation of Nicaraguan law, disregard the facts, and are unenforceable in the US and in other jurisdictions that require compliance with due process of law.

Recategorisation of hydrocarbon reserves
In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Royal Dutch/Shell Group of Companies. These actions, which assert claims under the United States securities laws on behalf of all purchasers of Royal Dutch and Shell Transport shares between April 8, 1999 and March 18, 2004, inclusive, were consolidated in the United States District Court in New Jersey, and that Court appointed Lead Plaintiffs and Lead Counsel. On January 6, 2006, certain Dutch pension funds and German and Luxembourgeois institutional shareholders filed two related individual actions against the companies and three former officials of the companies in the court in which the class action is pending. These actions were consolidated with the existing class actions for pre-trial purposes.

In 2005, Shell’s motion to dismiss certain of the claims in the class action for failure to state a claim was granted as to plaintiffs’ claims under section 14(a) of the Securities Exchange Act of 1934 and as to all claims made against seven of Shell’s current and former managing and supervisory directors. Shell’s motion to dismiss the claims of non-United States purchasers who purchased on non-United States exchanges was denied based on the Court’s holding that such purchasers had met the light burden applicable to their claims at the pleading stage to sustain such claims.

In 2006, Shell management established a $500 million provision in respect of this litigation as the amount reflective of what Shell would be prepared to pay to resolve the litigation.

After Lead Plaintiffs filed their second consolidated complaint in September 2005 and Shell filed its answer, Shell requested that the Court schedule (i) a bench trial on whether the claims of non-United States purchasers who purchased on non-United States exchanges should be considered by the Court, (ii) an evidentiary hearing on Shell’s proposed motions for summary judgment concerning certain causation, damages and scienter issues and (iii) an evidentiary hearing on Lead Plaintiffs’ motion to certify a class. The Court agreed to Shell’s proposal. A series of scheduling orders were entered by the Court, the last of which (entered in May 2007) set this hearing to begin on June 18, 2007. However, this hearing was subsequently superseded by events described below.

Royal Dutch Shell plc 17
Unaudited Condensed Interim Financial Report

On April 11, 2007, Shell reached a settlement of asserted and unasserted claims arising out of the recategorisation with representatives of purchasers who both resided and purchased Shell shares outside of the United States during the period of April 8, 1999 through March 18, 2004, inclusive. The parties to this agreement include a special purpose foundation representing all shareholders the agreement affects, two of Shell’s institutional investors (both of which are plaintiffs in one of the individual actions in the United States, which actions would be dismissed if the agreement is ultimately approved) and a shareholders’ rights organization. The agreement is supported by approximately 80 other of Shell’s non-United States institutional shareholders around the world and other shareholders’ rights organizations. The agreement has been filed with the Amsterdam Court of Appeals in The Netherlands, which has exclusive jurisdiction under Dutch law to determine whether the settlement should be declared binding as to the non-United States stock purchasers included within its terms. If the agreement is declared binding, the non-United States stock purchasers covered by its terms will be able to exclude themselves from the settlement, thus preserving their right to pursue their claims individually, if desired.

The terms of this settlement agreement include (i) settlement relief of $340.1 million to be distributed to the non-United States purchasers covered by the terms of the agreement pursuant to a plan of distribution, (ii) additional settlement relief of $12.5 million to be divided equally among all covered purchasers who submit a valid claim for relief and (iii) enumerated fees and expenses related to implementing the settlement.

The agreement also provides that, subject to approval by the United States Court, Shell will make a comparable settlement offer to stock purchasers (i) who purchased their shares on the New York Stock Exchange or (ii) who live or are formed under the laws of the United States and purchased their shares on non-United States exchanges. Under this provision, Shell would provide settlement relief to such United States purchasers of $79.9 million to be distributed pursuant to a plan of allocation and $2.95 million to be divided equally among all such purchasers who submit valid claims for relief. Shell would also pay enumerated fees and expenses relating to such a US settlement, consistent with those paid in connection with the settlement with non-United States purchasers

The settlement agreement contains certain termination provisions, including that it will be automatically terminated if the United States Court determines to consider the claims of the non-United States purchasers who are covered by the terms of the settlement agreement or to certify a class that includes such non-United States purchasers as members.

An administrative hearing was held by the Dutch Court on July 12, 2007 to consider such issues as how notice will be provided to the stock purchasers covered by the terms of the non-United States settlement agreement.

The Dutch Court’s consideration of the non-United States settlement agreement is at an early stage. As noted, a determination by the United States Court to consider the claims of non-United States purchasers or to certify a class that includes such purchasers would result in a termination of the non-United States settlement. Assuming, however, that it is not terminated, Shell cannot predict how (or when) the Dutch Court will rule on the request that it declare the settlement agreement to be binding on all stock purchasers covered by its terms. Nor can Shell predict how many covered purchasers will request not to be bound by the terms of the agreement should the Court declare the agreement binding.

Subsequent to the execution of the non-United States settlement agreement, the United States Court urged the parties to the class action to consider settlement of the claims made in the class action. In May 2007, the parties met with a mediator and agreed, among other things, to jointly propose that the United States Court appoint the mediator as a Special Master to consider and review the extensive evidentiary record on the issues relating to whether the claims of non-United States purchasers should be considered by the United States Court, and to report to the Court on his findings and recommendations as to whether Lead Plaintiffs could meet their burden of proving by a preponderance of evidence that non-United States purchasers have satisfied the applicable legal standards that would allow them to pursue claims under United States securities laws. The parties also agreed to a process of proceeding with the remaining claims if the Special Master finds that Lead Plaintiffs have not met that burden and the United States Court confirms that finding (and thus dismisses the claims of the non-United States purchasers).

The United States Court appointed the Special Master and the issues have been fully briefed and presented to the Special Master. The parties have provided proposed findings of fact and conclusions of law to the Special Master. The Court’s order appointing the Special Master requests that the Special Master file his findings and recommendations on July 20, 2007, or as soon thereafter as possible with reasonable diligence. As of July 30, 2007 the findings and recommendations of the Special Master had not been filed.

Shell cannot predict when the Special Master’s findings and recommendations will be issued, what findings and recommendations the Special Master will make or whether the United States Court will adopt such findings and recommendations. If the United States Court ultimately determines that the non-United States purchasers have not met their burden of demonstrating by a preponderance of evidence that they have satisfied the applicable legal standards that would allow them to pursue claims under United States securities laws, their claims will be dismissed from the United States class action. This dismissal will have no effect on the claims of United States purchasers – who will be allowed to pursue their claims in the United States Court.

Royal Dutch Shell plc 18
Unaudited Condensed Interim Financial Report

None of the current proceedings address the merits of the claims that have been made. With respect to the merits, the various cases are at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues relating to the litigation. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. As Shell has previously reported, other actions filed in the United States against Shell in connection with the reserves recategorisation (derivative actions and a class action brought on behalf of United States employees who participate in certain employee benefit plans covered by the Employee Retirement Income Security Act of 1974) have been settled. In addition, as previously reported, all regulatory and enforcement proceedings arising with respect to the reserve recategorisation have been resolved.

Nigerian litigation
Various subsidiaries and affiliates of Shell (collectively referred to as ‘‘Shell Nigeria’’) face lawsuits and claims in Nigeria. While it is Shell’s opinion that none meet financial and legal criteria for disclosure, there have been occasions when cultural and political factors have played a significant role in unprecedented outcomes in the lower and intermediate courts. Similarly, certain Nigerian state and federal legislative bodies have, in Shell’s opinion, exceeded their constitutional authority and have ruled on disputes between private litigants and Shell Nigeria. Included are claims alleging environmental contamination, protection of the rights of indigenous groups and unfair business dealings with Nigerian companies. While Shell believes that decisions contrary to Nigerian law will be ultimately corrected by the Nigerian Supreme Court, these circumstances make the outcome of some litigation difficult to predict.

Other
Shell companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business. While immaterial to the financial condition or results of Shell, noteworthy in 2006 and 2007 were various antitrust regulatory investigations, several of which resulted in the imposition of fines on Shell companies, and a civil arbitration brought by BP France (related in part to antitrust issues) seeking damages against a Shell subsidiary and affiliate. The operations and earnings of Shell companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous groups, in the countries in which they operate. The industries in which Shell companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

Unless otherwise specified above, in respect of each of the legal proceedings described above, Shell management considers the amounts claimed in these proceedings to be speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that may be ultimately incurred. Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. It is reasonably possible that the final resolution of some of these matters could require Shell to make expenditures in excess of established reserves, over an extended period of time and in a range of amounts that cannot reasonably be estimated. Although the final resolution of any such matters could have a material effect on Shell’s consolidated financial results and cash flows for a particular reporting period, Shell management believes that it should not materially affect its consolidated financial position, although there can be no assurances in this regard.

Royal Dutch Shell plc 19
Unaudited Condensed Interim Financial Report

8. Reconciliation from IFRS to US GAAP

Reconciliation of statement of income from IFRS to US GAAP – Six months ended June 30, 2007
$ million

		Discontinued	Reclass-	Retirement	Share-based	Currency translation		Reversals of
	IFRS	operations	Ification	benefits	compensation	differences	Impairments	impairments	Other	US GAAP
Revenue	158,376	(4,243)	–	–	–	–	–	–	15	154,148
Cost of sales	129,381	(3,380)	(133)	302	5	195	(75)	–	84	126,379

Gross profit	28,995	(863)	133	(302)	(5)	(195)	75	–	(69)	27,769
Selling, distribution and administrative expenses	7,898	(174)	–	293	–	8	–	–	(8)	8,017
Exploration	722	–	–	–	–	–	–	–	–	722
Research and development		–	375	–	–	–	–	–	–	375
Share of profit of equity accounted investments	3,946	(1)	–	(15)	–	–	–	15	10	3,955
Net finance costs and other (income)/expense	(1,378)	(2)	(242)	–	–	10	–	–	(46)	(1,658)

Income before taxation	25,699	(688)	–	(610)	(5)	(213)	75	15	(5)	24,268
Taxation	9,447	(269)	–	(200)	2	–	(14)	–	161	9,127
Income attributable to minority interest									304	304

Income from continuing operations	16,252	(419)	–	(410)	(7)	(213)	89	15	(470)	14,837
Income/ (loss) from discontinued operations	–	419	–	–	–	–	–	–	–	419

Income for the period	16,252	–	–	(410)	(7)	(213)	89	15	(470)	15,256
Attributable to minority interest	304	–	–	–	–	–	–	–	(304)

Income attributable to shareholders of Royal Dutch Shell plc	15,948	–	–	(410)	(7)	(213)	89	15	(166)	15,256

Earnings per share under US GAAP
$

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Basic earnings per share	1.30	1.14	2.43	2.17
Continuing operations	1.24	1.12	2.36	2.14
Discontinued operations	0.06	0.02	0.07	0.03
Diluted earnings per share	1.29	1.14	2.42	2.16
Continuing operations	1.23	1.12	2.35	2.13
Discontinued operations	0.06	0.02	0.07	0.03

The calculation is based on the income attributable to shareholders of Royal Dutch Shell plc. The number of shares used are given in Note 4.

Royal Dutch Shell plc 20
Unaudited Condensed Interim Financial Report

Reconciliation of balance sheet from IFRS to US GAAP as at June 30, 2007
$ million

		Retirement		Reversals of
	IFRS	benefits	Impairments	impairments	Investments	Minority interest buy-out	Other	US GAAP
ASSETS
Non-current assets
Intangible assets	5,126	–	–	–	–	858	2	5,986
Property, plant and equipment	90,584	–	690	–	–	6,861	34	98,169
Investments:
equity-accounted investments	27,185	(96)	–	(268)	(82)	–	131	26,870
financial assets	2,954	(8)	–	–	(1,109)	–	33	1,870
Deferred tax	3,108	97	–	–	–	–	(325)	2,880
Other	10,320	5,821	–	–	–	–	(50)	16,091

	139,277	5,814	690	(268)	(1,191)	7,719	(175)	151,866
Current assets
Inventories	26,497	–	–	–	–	–	–	26,497
Accounts receivable	60,649	–	–	–	–	–	2	60,651
Cash and cash equivalents	15,117	–	–	–	–	–	–	15,117

	102,263	–	–	–	–	–	2	102,265

Total assets	241,540	5,814	690	(268)	(1,191)	7,719	(173)	254,131

LIABILITIES
Non-current liabilities
Debt	12,236	–	–	–	–	–	(121)	12,115
Deferred tax	13,159	1,496	208	(97)	–	1,962	(19)	16,709
Provisions	17,159	953	–	–	–	–	(246)	17,866
Other	3,784	46	–	–	–	–	1,674	5,504

	46,338	2,495	208	(97)	–	1,962	1,288	52,194
Current liabilities
Debt	5,266	–	–	–	–	–	(6)	5,260
Accounts payable, accrued liabilities and provisions	64,378	(82)	–	–	–	–	478	64,774
Taxes payable	11,214	–	–	–	–	–	(1,770)	9,444
	80,858	(82)	–	–	–	–	(1,298)	79,478
Total liabilities	127,196	2,413	208	(97)	–	1,962	(10)	131,672

Minority interests							1,730	1,730
EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	112,621	3,401	482	(171)	(1,191)	5,757	(170)	120,729
Minority interest	1,723	–	–	–	–	–	(1,723)	–

Total equity	114,344	3,401	482	(171)	(1,191)	5,757	(1,893)	120,729

Total liabilities and equity	241,540	5,814	690	(268)	(1,191)	7,719	(173)	254,131

Royal Dutch Shell plc 21
Unaudited Condensed Interim Financial Report

Reconciliation of statement of income from IFRS to US GAAP – Six months ended June 30, 2006
$ million

						Currency
		Discontinued	Reclass-		Share-based	translation		Reversals of
	IFRS	operations	ifications	Retirement benefits	compensation	differences	Impairments	Impairments	Other	US GAAP
Revenue	159,091	(4,991)	–	–	–	–	–	–	(8)	154,092
Cost of sales	129,760	(4,566)	(170)	208	4	25	22	(99)	3	125,187

Gross profit	29,331	(425)	170	(208)	(4)	(25)	(22)	99	(11)	28,905
Selling, distribution and administrative expenses	7,842	(171)	–	96	–	–	–	–	(8)	7,759
Exploration	531	–	–	–	–	–	–	–	–	531
Research and development		–	345	–	–	–	–	–	–	345
Share of profit of equity accounted investments	3,652	–	–	1	–	–	–	16	13	3,682
Net finance costs and other (income)/expense	(108)	(3)	(175)	–	–	–	–	–	(24)	(310)

Income before taxation	24,718	(251)	–	(303)	(4)	(25)	(22)	115	34	24,262
Taxation	10,175	(78)	–	(123)	(7)	–	(7)	(1)	59	10,018
Income attributable to minority interest									326	326

Income from continuing operations	14,543	(173)	–	(180)	3	(25)	(15)	116	(351)	13,918
Income/ (loss) from discontinued operations	–	173	–	–	–	–	–	–	–	173

Income for the period	14,543	–	–	(180)	3	(25)	(15)	116	(351)	14,091

Attributable to minority interest	326	–	–	–	–	–	–	–	(326)

Income attributable to shareholders of Royal Dutch Shell plc	14,217	–	–	(180)	3	(25)	(15)	116	(25)	14,091

Royal Dutch Shell plc 22
Unaudited Condensed Interim Financial Report

Reconciliation of balance sheet from IFRS to US GAAP as at December 31, 2006
$ million

				Reversals of
	IFRS	Retirement benefits	Impairments	impairments	Investments	Other	US GAAP
ASSETS
Non-current assets
Intangible assets	4,808	–	–	–	–	2	4,810
Property, plant and equipment	100,988	–	613	–	–	(38)	101,563
Investments:							–
equity accounted investments	20,740	(80)	–	(290)	(82)	83	20,371
financial assets	4,493	(8)	–	–	(1,232)	37	3,290
Deferred tax	2,968	105	–	–	–	(264)	2,809
Other	9,394	6,091	–	–	–	(128)	15,357

	143,391	6,108	613	(290)	(1,314)	(308)	148,200
Current assets
Inventories	23,215	–	–	–	–	–	23,215
Accounts receivable	59,668	–	–	–	–	–	59,668
Cash and cash equivalents	9,002	–	–	–	–	–	9,002

	91,885	–	–	–	–	–	91,885

Total assets	235,276	6,108	613	(290)	(1,314)	(308)	240,085

LIABILITIES
Non-current liabilities
Debt	9,713	–	–	–	–	(125)	9,588
Deferred tax	13,094	1,604	221	(105)	–	35	14,849
Provisions	16,451	1,034	–	–	–	(234)	17,251
Other	4,325	46	–	–	–	169	4,540

	43,583	2,684	221	(105)	–	(155)	46,228
Current liabilities
Debt	6,060	–	–	–	–	(43)	6,017
Accounts payable, accrued liabilities and provisions	64,667	(83)	–	–	–	19	64,603
Taxes payable	6,021	–	–	–	–	1	6,022

	76,748	(83)	–	–	–	(23)	76,642

Total liabilities	120,331	2,601	221	(105)	–	(178)	122,870

Minority interests						9,197	9,197
EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	105,726	3,534	392	(185)	(1,313)	(136)	108,018
Minority interest	9,219	(27)	–	–	(1)	(9,191)	–

Total equity	114,945	3,507	392	(185)	(1,314)	(9,327)	108,018

Total liabilities and equity	235,276	6,108	613	(290)	(1,314)	(308)	240,085

Royal Dutch Shell plc 23
Unaudited Condensed Interim Financial Report

The Consolidated Financial Statements of the Shell Group are prepared in accordance with IFRS, which differs in certain respects from US Generally Accepted Accounting Principles (US GAAP).

Discontinued operations
The definition of activities classified as discontinued operations differs from that under IFRS. Under IFRS the activity must be a separate major line of business or geographical area of operations and equity accounted or other investments are included in this classification. Under US GAAP this definition is broadened to include a component of an entity (rather than a separate major line of business or geographical area of operations) but equity accounted or other investments are excluded. As a result, all of the items presented as discontinued operations in 2007 and 2006 under US GAAP are included within continuing operations under IFRS. In 2007 and 2006 in Oil Products certain refineries have been classified as held for sale and are reported under US GAAP as discontinued operations.

Reclassifications
Reclassifications are differences in line item allocation under IFRS, which do not affect equity or income compared with that shown under US GAAP. They comprise research and development costs that are included in cost of sales under IFRS while these items are separately disclosed under US GAAP, and accretion expense for asset retirement obligations that is reported as interest expense under IFRS and as cost of sales under US GAAP.

Retirement benefits
The Group adopted FASB Statement No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132R (“FAS 158”) as of December 31, 2006. FAS 158 requires that on a prospective basis all gains and losses related to defined benefit pension arrangements and other post retirement benefits are recognised on the balance sheet. The gains or losses and prior service costs or credits that arise during the period are recognised as a component of accumulated other comprehensive income/(loss), net of tax, but are not recognised as components of net periodic benefit cost. Under IFRS, all gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition to IFRS were recognised in the 2004 opening balance sheet, with a corresponding reduction in equity. The difference between IFRS and US GAAP therefore mainly relates to the unrecognised gains and losses under IFRS since January 1, 2004.

Share-based compensation
Under IFRS, share-based compensation awarded after November 7, 2002 and not vested at January 1, 2005 is recognised as an expense based on its fair value. For US GAAP the Group has adopted SFAS 123R as of January 1, 2005 using the modified prospective approach and this will minimise the difference between US GAAP and IFRS reporting. The remaining difference relates to share-based compensation not yet vested and granted before November 7, 2002, which under US GAAP is also recognised as an expense, and the treatment of deferred tax on share-based compensation. Under IFRS deferred tax is remeasured every reporting period and under US GAAP deferred tax is estimated at grant date and not subsequently revised.

Cumulative currency translation differences
Under IFRS at January 1, 2004, the balance of cumulative currency translation differences of $1,208 million was eliminated by increasing retained earnings. For US GAAP there is no change in the accounting for cumulative currency translation differences and the amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted.

Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at January 1, 2004, the amounts of cumulative currency translation differences that are taken to income may differ between IFRS and US GAAP.

Impairments
Impairments under IFRS are based on discounted cash flows. Under US GAAP only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.

Reversal of impairments
Under IFRS, a favourable change in the circumstance, which resulted in an impairment of an asset other than goodwill would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income. Under US GAAP, impairments are not reversed.

Royal Dutch Shell plc 24
Unaudited Condensed Interim Financial Report

Financial instruments
Under IFRS certain unquoted equity securities are recognised at fair value. Under US GAAP these are recognised at cost. This difference has no impact on the timing of recognition of income arising from these investments. Also, certain commodity contracts and embedded derivatives that are not recognised under US GAAP are recognised under IFRS mainly because of pricing or delivery conditions.

Minority interest buy-out
Under IFRS, purchases of minority interest in Group companies, and disposals of shares in Group companies whilst retaining control, are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Group share of equity. Under US GAAP a purchase of minority interest in a Group company is accounted for using the purchase method and a disposal of shares in a Group company whilst retaining control is accounted for as a sale.

Other
Other reconciling items include differences between IFRS and US GAAP relating to income taxes and leases. With effect from January 1, 2007, the main reconciling item relates to the reclassification within the balance sheet of unrecognised tax benefits as a result of the adoption of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 (“FIN 48”), all of which would affect the Group’s effective tax rate if recognised; the amount reclassified at January 1, 2007 was $1,460 million.

Cash flow statement
The Group compiles the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC’s rules applicable to Annual Reports on Form 20-F permit the compilation of the cash flow statement under IAS 7.

Recent US GAAP accounting pronouncements
FASB Statement No. 157 Fair Value Measurement (“FAS 157”) becomes effective for the Group and will be adopted from January 1, 2008. FAS 157 aims to achieve consistency of approach whenever assets and liabilities are required to be measured at fair value, and introduces certain disclosure requirements. The Group is in the early stages of its implementation of FAS 157 but does not expect any significant impact on the Group’s Consolidated Financial Statements.

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Unaudited Condensed Interim Financial Report

Appendix

Ratio of earnings to fixed charges

The following table sets forth, on a US GAAP basis for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and the six months ended June 30, 2007 and on an IFRS basis for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007, the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell. The comparative annual information is derived from the consolidated financial statements of Royal Dutch Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission and these Condensed Consolidated Interim Financial Statements.

	Six months ended June 30,	Years ending December 31,
	2007	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges (IFRS basis)	21.68	19.99	23.33	19.17
Ratio of Earnings to Fixed Charges (US GAAP basis)	25.66	23.31	26.84	17.13	15.67	11.69

For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity investees plus fixed charges (excluding capitalised interest) less undistributed earnings of equity investees, plus distributed income from equity interests. “Fixed charges” consists of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of consolidated subsidiaries.

Capitalisation and indebtedness

The following tables set forth, on a US GAAP and IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Royal Dutch Shell as of June 30, 2007. This information is derived from these Condensed Consolidated Interim Financial Statements.

US GAAP basis
$ million

June 30, 2007
Total equity	120,729
Total finance debt
Short-term finance debt	5,260
Long-term finance debt[A]	9,406
Total finance debt[B]	14,666

Total capitalisation	135,395

IFRS basis
$ million

June 30, 2007
Equity
Total equity attributable to shareholders of Royal Dutch Shell plc	112,621
Total finance debt
Short-term finance debt	5,266
Long-term finance debt[A]	9,527
Total finance debt[B]	14,793

Total capitalisation	127,414

[A] Long-term finance debt excludes $2.7 billion of certain long-term commitments included in amounts due to banks and other credit institutions.

[B] As of June 30, 2007, the Shell Group had outstanding guarantees related to Shell Group associates of $1.4 billion, of which $0.6 billion related to guarantees in respect of financial indebtedness. $12.9 billion of the finance debt of the Shell Group was unsecured.

Royal Dutch Shell plc 26
Unaudited Condensed Interim Financial Report